

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

Harold Hofer
Chief Executive Officer
Elevate.Money REIT I, Inc.
4600 Campus Drive, Suite 201
Newport Beach, CA 92660

> **Re: Elevate.Money REIT I, Inc.**
> **Offering Statement on Form 1-A**
> **Post Qualification Amendment No. 2**
> **Filed July 15, 2021**
> **File No. 024-11284**

Dear Mr. Hofer:

  We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 2 Filed July 15, 2021

General

1. We note your revised disclosure in response to comment 2. Please revise to reconcile the statements on page ii and elsewhere that you have not yet identified any properties to acquire with the disclosure on page 75 regarding a potential property acquisition.

2. We note your response to comment 3. Please revise your plan of distribution to disclose whether North Capital will or has been paid the additional dealer management fees for acting as Escrow Agent disclosed in Offering Circular Supplement No. 2, filed March 10, 2021, quantifying the amount of any such fees due or paid to date. Please also revise Mr. Hoefer's biography on page 52 to reflect the SEC investigation and settlement with BrixInvest, LLC. Refer to Item 401(e) of Regulation S-K for guidance.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregory W. Preston, Esq.